Exhibit 21.1

Subsidiaries of Prism Technologies Group, Inc.

1.	Strategic Concepts Corporation, a California corporation; and

2.	Goldrush Insurance Services, Inc., a California corporation; and

3.	Prism Technologies, LLC, a Nebraska limited liability company, which was acquired by Prism Technologies Group, Inc. on March 26, 2015; and

4.	Strategic Concepts Acquisition Corp., a Delaware corporation